Smart**SAFE**[1]™

PROXY AGREEMENT

This Proxy Agreement (the "Agreement") is made as of _____ __, 202_, by and among <<NAME OF COMPANY>>, Inc., _____ corporation (the "Company"), [<<name of SAFE holder giving proxy>>] (the "Investor") and <<NAME OF COMPANY SECRETARY>> (the "Proxyholder"). Defined terms used herein but not otherwise herein defined shall have the meanings ascribed to them in the SmartSAFE, dated as of the date hereof, by and between the Investor and the Company (the "SmartSAFE"). Capitalized terms used but not defined herein shall have the meaning set forth in the SmartSAFE.

WHEREAS, concurrent with the execution hereof, Investor is purchasing a SmartSAFE from the Company and, as a condition to the issuance thereof, the Investor shall enter into this Agreement.

WHEREAS, the Investor and Proxyholder desire to enter into this Agreement with respect to voting all shares of Capital Stock which Investor acquires upon conversion of the Purchase Amount into Capital Stock in accordance with the provisions of the SmartSAFE (collectively with any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution of such shares, the "Shares").[2]

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged and agreed upon, the Investor, the Proxyholder, and the Company hereby agree as follows:

AGREEMENT

Election of Board. To the extent that voting rights for the election of directors attach to any of the Shares under applicable law, in any election of directors of the Company (whether at a meeting or by written consent), the Investor agrees to vote or consent with respect to all Shares so as to elect the members of the Board of Directors designated in writing by the Proxyholder. In any action to remove directors (whether at a meeting or by written consent), the Investor agrees to vote or act with respect to his Shares so as to remove any director designated in writing by Proxyholder.

Additional Voting Obligations. To the extent that voting rights attach to any of the Shares under applicable law, Investor hereby agrees with respect to all Shares:

        (a)   In the event that the Proxyholder requests that Investor vote in favor of any Acquisition (an "Approved Sale"), any Certificate Amendment and/or any Other Matter, then the Investor shall (i) after receiving any required notice (that is not waived) of any meeting of shareholders of the Company to vote on the approval of an Approved Sale, a Certificate Amendment and/or Other Matter, be present, in person or by proxy, as a holder of Shares at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings and (ii) vote or consent with respect to all Shares (A) in favor of such Approved Sale or Certificate Amendment, (B) in the case of an Approved Sale, in opposition of any and all other Acquisitions for which a vote is taken while an Approved Sale is still pending that would reasonably be expected to delay or impair the ability of the Company to consummate such Approved Sale, and (C) in the case of an Other Matter, as directed by the Proxyholder. Notwithstanding the foregoing, in the case of an Approved Sale, the Investor shall not be required to

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[1]SmartSAFE is a registered trademark of Fundify, Inc. All rights reserved. The Company has been granted specific permission for its use with Investors.
[2]

assume personal liability greater than the liability assumed by the Proxyholder that continues after the transaction closing for breach of representations, warranties or other obligations except (x) to the extent of the consideration received in the transaction or (y) for liability attributable to fraud or willful misconduct on the part of the Investor. The Investor shall refrain from exercising any dissenters' rights, appraisal rights or similar rights at any time in connection with such Approved Sale. If the Approved Sale is structured as a sale of the stock of the Company, then the Investor hereby agrees to sell all of his Shares on the terms and conditions approved by the Proxyholder. Subject to applicable laws, the Investor shall take all necessary and desirable actions approved by the Proxyholder in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (i) provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale, and (ii) effectuate the allocation and distribution of the aggregate consideration upon consummation of the Approved Sale.

(b)   In the event that the Proxyholder requests that Investor vote against any Acquisition (a "Rejected Sale"), any Certificate Amendment and/or any Other Matter, then the Investor shall (i) after receiving any required notice (that is not waived) of any meeting or action by written consent of the shareholders of the Company to vote on the Rejected Sale, such Certificate Amendment and/or Other Matter, be present, in person or by proxy, as a holder of Shares at all such meetings to the extent that such consent shall be sought at a meeting, and be counted for the purposes of determining the presence of a quorum at such meetings and (ii) vote or consent with respect to all Shares (A) against such Rejected Sale or Certificate Amendment, and (B) in the case of an Other Matter, as directed by the Proxyholder. If the Rejected Sale is structured as a sale of the stock of the Company, then the Investor shall not sell any of his Shares unless permitted to sell in writing by the Proxyholder.

(c)   Investor agrees that, unless Proxyholder provides explicit written instruction to vote Investor's Shares under this Agreement or Proxyholder provides explicit written notice that Investor shall (to the extent that voting rights attach to the Shares under applicable law) be permitted by Proxyholder to vote or consent in a manner other than as Proxyholder instructs, Investor shall abstain from voting or consenting with respect to any of his Shares on all matters.

(d)   In the event of any Transfer by the Investor, (i) the Investor shall inform the Company and the Proxyholder of such Transfer and (ii) the pledgee, transferee or donee (the "Transferee") shall furnish the Proxyholder and the Company with a written agreement to be bound by the provisions of this Agreement. Such Transfer shall not be valid unless and until the Company and the Proxyholder receive such written agreement. In the event of any Transfer by the Investor, the Investor shall inform the Company and the Proxyholder of such Transfer no less than five (5) business days prior to such Transfer. Such Transferee shall be treated as a "Investor" for purposes of this Agreement. For avoidance of doubt, the Company shall not permit the transfer of any of the Shares on its books or issue new certificates representing any such Shares unless and until the person(s) to whom such Shares are to be transferred shall have executed the written agreement referred to in this Section 2 and any additional agreement required under any other applicable agreements between the parties hereto.

For purposes of this Agreement:

"Acquisition" shall mean any (i) event that results in a liquidation, dissolution or winding up, or is deemed to be a liquidation, dissolution or winding up of the Company under the Certificate or any (ii) reorganization, consolidation, merger, stock sale, or asset sale of the Company.

"Certificate" shall mean the Company's Certificate of Incorporation or Articles of Incorporation, as the same may be amended or restated from time to time.

"Certificate Amendment" shall mean any amendment or restatement of the Certificate.

"Other Matter" shall mean any matter other than an Acquisition or Certificate Amendment for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent.

"Transfer" shall mean any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any of the Shares.

Irrevocable Proxy and Power of Attorney. To secure the Investor's obligations to vote the Shares in accordance with this Agreement and to comply with the other terms hereof, the Investor hereby appoints the Proxyholder, or his designees, as such Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote or act by written consent with respect to all of such Investor's Shares in accordance with the provisions set forth in this Agreement, and to execute all appropriate instruments consistent with this Agreement on behalf of such Investor. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term hereof. The proxy and power, so long as Investor is an individual, will survive the death, incompetency and disability of such party or any other individual holder of the Shares and, so long as any party hereto is an entity, will survive the merger, consolidation, conversion or reorganization of such party or any other entity holding any Shares. The voting agreements contained herein are coupled with an interest and may not be revoked during the term of this Agreement. Notwithstanding anything herein contained to the contrary, the Proxyholder shall vote all of the Shares in accordance with the majority of the holders of the relevant class of the Issuer's Capital Stock on any matters to which this Agreement applies; provided, however, that if the Shares shall be SmartSAFE Preferred Stock, or non-voting Common Stock then the Proxyholder shall vote all of the Shares in accordance with the majority of the voting Preferred Stock or voting Common Stock, as the case may be.

Additional Matters.

Legends. The Company shall cause each certificate representing shares of the Company's capital stock now or hereafter held by the Investor or any assignee of the Investor to bear the following legend (which legend may be removed following any termination of this Agreement pursuant to Section 5):

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A PROXY AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN SHAREHOLDERS OF THE COMPANY (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY) WHICH INCLUDES PROVISIONS POTENTIALLY RESTRICTING THE SHAREHOLDER'S RIGHT TO VOTE OR TRANSFER HIS OR ITS ENTIRE INTEREST IN THE SHARES EVIDENCED HEREBY, AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID PROXY AGREEMENT."

Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order without the requirement to post bond.

Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Proxyholder's Liability. The Proxyholder shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which the Proxyholder may do or refrain from doing in good faith, nor shall the Proxyholder have any accountability hereunder, except for his own bad faith, gross negligence or willful misconduct. Furthermore, upon any judicial or other inquiry or investigation of or concerning the Proxyholder's acts pursuant to his rights and powers as Proxyholder, such acts shall be deemed reasonable and in the best interests of the shareholders unless proved to the contrary by clear and convincing evidence.

Termination. This Agreement shall terminate upon the earlier of:

        (a)   the liquidation, dissolution or winding up of the business operations of the Company;

        (b)   the date upon which the Investor (or a Transferee) no longer holds any Shares;

        (c)   the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted; or

        (d)   in the sole discretion of the Company.

Miscellaneous.

Successors and Assigns. The terms and conditions of this Agreement (as may be amended pursuant to Section 6.2) shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Except for an assignment by the Company by operation of law or in connection with an Acquisition (which shall be permitted with only the written consent and notice of the Company), this Agreement may not be assigned by the parties without the written consent of the Proxyholder, the Company and the Investor.

Amendments and Waivers. Any term hereof may be amended or waived only with the written consent of the Investor and the Company; provided, however, that this Agreement may be amended, together with all other Proxy Agreements entered into by the holders of SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs with the same Valuation Cap.

Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) three (3) business days after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or email address as set forth on the signature page, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.3.

Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

Governing Law. This Agreement shall be construed, interpreted, and applied in accordance with the laws of the State of Delaware without regard to its body of law controlling conflict of laws. Each party hereto hereby agrees that, to the fullest extent permitted by law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set contemplated in Section 6.3 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

Attorney Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to this Agreement or any notices required by applicable law or the Company's Certificate of Incorporation or Bylaws by email or any other electronic means. Consultant hereby consents to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agrees to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

No Voting Rights. Nothing in this Proxy shall grant Investor any voting rights not otherwise granted to the Investor in the Company's Certificate or otherwise.

[Signature Page Follows]

The parties hereto have executed this Proxy Agreement as of the date first written above.

COMPANY:

<<NAME OF COMPANY>>, Inc.

By: ______________________________

Name: ______________________________

Title: ______________________________

Address: ______________________________

____

Attn: Chief Executive Officer

Email ______________________________

INVESTOR:

By: ______________________________

Name: [<<name of SAFE holder giving proxy>>]

Address: ______________________________

____

E-Mail: ______________________________

PROXYHOLDER:

____

<<NAME OF COMPANY SECRETARY>>

Address: ______________________________

____

SIGNATURE PAGE TO PROXY AGREEMENT